EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-120960 and 333-85217 of Stage Stores, Inc. (the "Company") on Forms S-8 of our report dated April 6, 2004, April 27, 2005, as to Note 2, (which report expresses an unqualified opinion and includes 1) an explanatory paragraph referring to the application of fresh start accounting in accordance with AICPA Statement of Position 90-7 "Financial Reporting for Entities in Reorganization Under the Bankruptcy Code" and the lack of comparability of financial information between reporting periods, and 2) an explanatory paragraph relating to the effects of the restatement described in Note 2), appearing in this Annual Report on Form 10-K/A of the Company for the year ended January 31, 2004.

/s/ DELOITTE & TOUCHE LLP

Houston, Texas

April 27, 2005